Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Remarks at Inco Limited
Annual General Meeting
April 20, 2006
Scott Hand
Chairman and CEO
Peter Jones
President and Chief Operating Officer
CHECK AGAINST DELIVERY

That concludes the business portion of our meeting.
Peter Jones and I would now like to take a few minutes as we always do to talk about your company’s performance and our prospects going forward.
Before we begin our remarks, please note on the screen behind me our safe harbour statement on forward-looking information and other related statements. The forward-looking information we will make excludes the impact of our pending offer to acquire Falconbridge unless otherwise stated.
Given recent changes in securities legislation in Canada, there are a few other points I’d like to make:
•	Actual results could differ materially from the forward-looking statements we make;

•	Certain material assumptions as outlined in our press release issued earlier today were made in developing our forward-looking statements;

•	We have filed today’s press release and the text and slides used in this presentation on SEDAR in Canada;

•	Our press release today and other filings on SEDAR contain additional information on the risks relating to the forward-looking information presented today.
Of course I always like to start these meetings off on a positive note.
Which is why every year I remind our operations to help me out and produce some good first quarter results.
I’m happy to say, they’ve come through again.
We released our first quarter results this morning and it was another good quarter.
Our adjusted net earnings for the quarter were $200 million, or 90 cents per share on a diluted basis.
We generated $303 million in cash flow from operations, before a working capital increase of $101 million. At the year-to-date nickel price of $6.82 per pound, we should generate $1.5 billion in cash from operations this year, or $6.75 cash flow per share.
Of course today’s nickel price is well above that year-to-date average — so we could be in for a big year!
Earlier this year, we increased our dividend by 25 per cent to an annualized rate of $0.50 per share.
And as you’ve probably noticed, our share price has recently been soaring to new historic heights.
To put it simply, our strategy is working — and it’s delivering results.
And we intend to keep on delivering, whether you’re looking ahead to the rest of this year, the next few years, or even longer term.
■	By increasing our production to new record levels — and by continuing to realize the great potential of our existing operations with new expansions and developments;

■	By expanding on our strong position in the fastest growing markets, including China. And by continuing to lead our industry in developing innovative value-added products;

■	By bringing our great growth projects onstream and to full capacity.

In just a few years Voisey’s Bay has gone from being a project in limbo to become one of mining’s great success stories.

At Goro, there are challenges, but we’ll work through them. We have a community that strongly supports our project, and we’ll get back on track to deliver a great project that benefits everyone;

■	And last, but certainly not least, by successfully completing our acquisition of Falconbridge to create the new Inco — and I will update you on that a bit later.
For a company that not long ago was referred to as “staid old Inco,” we’ve got a lot going on these days.
Today Peter and I plan to tell you why our prospects look so exciting going forward.
Of course the first reason — where it all starts — is with a great nickel market.
A few months back, when we made our annual investor presentation, some people felt we were presenting a very bullish view of the nickel market.
If you look at today’s nickel price I think you’d agree that once again, our marketing gurus got it right.
We spoke confidently about a dramatic recovery in the stainless steel industry. And that’s exactly what’s happening. Stainless steel consumption is rebounding everywhere. Inventories are down, and new facilities will be ramping up.
They need more nickel.
For the past few years, we’ve seen steady growth in China — sporadic growth in the U.S. — and generally weak growth from Europe.
In 2006, we’re seeing a truly synchronized global recovery.
With a 94 per cent correlation between industrial production and nickel demand, that’s great news for nickel.
And there’s more to the story than just stainless steel. The non-stainless market has also kept roaring along.
Demand from non-stainless applications should grow 6 to 8 per cent this year. It’s being driven by growth in the aerospace, chemical, and oil and gas industries, and by other non-stainless applications, including gas turbines and rechargeable batteries.
So when you look at nickel demand in 2006 — if you’ll pardon a badly overworked phrase — “it’s all good.”
On the supply side, we believe growth will be limited to 3 to 4 per cent or roughly 45,000 tonnes.
In 2005, the market lost about that much output due to strikes, feed shortages, maintenance conditions, and weather issues.
And this year, with most producers operating at or above capacity, the risk of supply disruptions is very high.
Though let me add, we’re working very hard to make sure there are no supply disruptions from Inco!

We expect this combination of strongly growing demand and limited nickel expansions will lead to a supply/demand deficit — and losses from disruptions could tighten the market even further.
The bottom line? This year, we expect that any surprises in the nickel price will be on the upside. And the recent surge in prices bears this out.
So what about the longer term?
We continue to believe that the nickel market will be tight until the end of the decade.
Yes, there will be new supply coming onstream — both greenfield and brownfield expansions.
But that new supply will not be enough to keep pace with global nickel demand growth of 5 per cent per year.
And let’s face it — 5 per cent is a pretty conservative growth forecast when you consider the unprecedented impact of China.
Remember — when Japan went through their industrial expansion, global nickel demand grew by seven per cent per year for 14 straight years. And China has ten times the population of Japan.

My good colleague Peter Goudie put it very well — don’t rely on past performance or gut instincts to guide you on the future nickel market — your gut has never been here before!
Speaking of China, let me add another reason why Inco is delivering.
Namely our great marketing position around the world — particularly in China.
We were well established in China long before it became the world’s hottest economy.
We had a big head start learning how to do business there, establishing our marketing network, and building a strong Chinese team to manage our investments.
We’ve also built our local manufacturing presence — starting with our Jinco nickel refinery in Kunshan, outside of Shanghai, and more recently, our nickel foam operations in Dalian and Shenyang in North China.
It’s added up to a big competitive edge — that can’t be easily duplicated — in the world’s fastest growing nickel market.
Today, we’re among Canada’s top exporters to China. And our business there will only keep growing.
Our plans are moving ahead well on our latest venture — a new utility nickel plant in Dalian.
It will treat nickel from our Goro project in New Caledonia, and manufacture a utility nickel product used to make stainless steel.
This year China will become the world’s biggest stainless steel producer. They’re building three million tonnes of new capacity in 2006 alone, which represents more than a 10% increase in global stainless steel capacity.
So China will be a great market for our Goro production.
While others talk about China’s economic miracle, Inco is acting strategically — and aggressively — to be a bigger part of it.
Of course Inco’s other big marketing advantage is what we sell.
Compared to the industry as a whole, we sell a relatively high proportion of our nickel as premium products, and over the nickel market cycle, we consistently earn a premium above LME price levels.
One of the exciting markets for our value-added nickel products is rechargeable batteries. And one of the fastest-growing applications for nickel-based batteries are hybrid electric vehicles.
More and more new car buyers are considering hybrids — whether to save on gas or to help the environment.
And automotive manufacturers are responding with an ever-expanding range of hybrid models.
By the way, my wife and I both drive hybrids — so I’m happy to say we’re doing our bit to add to a very fast growing and exciting market for Inco!
With that I’ll hand the podium over to Peter Jones.

(Peter Jones)
Scott has told you about the great market we expect for the rest of this year, and the positive supply-demand fundamentals shaping the future.
I’d like to talk about how we plan to make the most of that very good nickel market— today, with our strong operations, and tomorrow, with our profitable growth projects.
This year we’re on track to produce 565 million pounds of nickel.
That’s more than we’ve ever produced in our 103-year history.
535 million pounds will come from our own plants — a significant increase over the 487 million pounds we produced last year.
Plus we’ll add another 30 million pounds through our toll smelting contracts with Boliden and OMG.
In Manitoba we’re converting from two furnaces to a single upgraded furnace, boosting our productivity and throughput, and reducing costs. With the benefit of high-grade Voisey’s Bay concentrate we’ll operate for a full year without shutting down processing — for the first time in 25 years.
At PT Inco, we should match the record output we achieved last year.
And remember, at PT Inco we’re also looking at boosting production to 200 million pounds by 2009. The key to this expansion is creating additional hydroelectric generating capacity, which is why we are building a third dam on the Larona River.

At our Ontario operations we’re improving our process flow to boost our nickel production. For instance, by removing copper before smelting and refining, we can get more high margin nickel through our Sudbury smelter.
And we have the potential to do even better.
Our Sudbury smelter and refinery are running well, and our new oxygen plant and converter upgrade project will set the stage for better production, reliability and consistency.
But of course the really big story this past year was the completion of Voisey’s Bay.
Not long ago, a lot of people wondered if Voisey’s Bay would ever get off the ground.
What a difference a few years makes!!
Today Voisey’s Bay is one the world’s great success stories in mining. Consider these achievements:
■	In the second half of last year we commissioned our Voisey’s Bay concentrator, reached first commercial production, and shipped first concentrate — months ahead of our original schedule;

■	We completed our Hydromet demonstration plant in Argentia for receipt of first concentrate in October 2005 — also ahead of schedule;

■	We far surpassed even the most optimistic targets for local hiring with a workforce that is 98 per cent from Newfoundland and Labrador, 80 per cent from Labrador, and nearly 50 per cent aboriginal;

■	We had an excellent project ramp up, with production of 120 million pounds of nickel in concentrate forecast for 2006, and over 83 million pounds of finished nickel forecast this year from our operations in Sudbury and Thompson;

■	We were a major contributor to the new Inco Innovation Centre at Memorial University — which officially opened in September of 2005.
This is a project that has succeeded by every measure — not just economic, but also environmental and social.
But don’t take my word for it. Let’s hear from the people at Voisey’s Bay who are making it happen.
(show video)
We’ve prepared a special commemorative book to mark the launch of Voisey’s Bay and we’d like you to have a copy. So be sure that you get one on your way out of the meeting.
With Voisey’s Bay launched, we’re looking ahead to our next greenfield nickel project — Goro.
Goro ranks among the world’s greatest nickel laterite resources — in terms of both size and grade.
Our project will produce 60,000 tonnes of nickel per year and 4,300 to 5,000 tonnes of cobalt — with a resource that will support much higher production.
It will play a key role helping Asia meet its growing demand for nickel in the coming years.

It is a big part of both Inco’s future — and that of New Caledonia.
When operational, Goro should generate about 800 direct jobs — a significant number in a total population of just over 200,000. Our target is to ensure that some 90 per cent of those operational jobs will be held by New Caledonians.
In its construction phase it has already been employing some 1800 people —1600 of whom are from New Caledonia.
It is already providing tremendous opportunities for local contractors and other businesses, of all sizes.
Including small companies and owner-operators from the surrounding communities.
You’ve no doubt read about the recent incidents of extensive vandalism and blockades of access roads to our site.
Following these attacks, to ensure the safety of our employees, we decided to temporarily stop work at the site.
Our people — including a significant Melanesian workforce — need to know their workplace is safe and secure and events like these will not disrupt their progress.
I happened to be in New Caledonia when these incidents began. People there were very disturbed by what happened.
And they spoke out — government and community leaders of every political stripe, business people, contractors and employees, and average citizens — on the local radio, in the press, and in public rallies.
They condemned those responsible and they expressed support for Goro and its importance to New Caledonia.
We’ve seen a groundswell of popular support that’s always been there — among all sectors of the population — but never expressed so vocally until now. We want to thank the people of New Caledonia for voicing their support.
The improvement of security conditions and positive encouragement we have received to proceed with the project are allowing us to organize a gradual remobilization at the construction site.
We are planning a progressive resumption of our activities on our construction site beginning on Monday, April 24th.
Years of operating successfully in places like Indonesia have taught us a lot about the real meaning of security.
We’ve learned that the best security comes by building strong bonds of mutual trust and respect — and being perceived as a positive force in the community.
For Goro Nickel, respect for the Melanesian community — for their culture and society — for their environmental concerns — are core values.
Just as elsewhere, we won’t be satisfied until we have earned their trust and support and respect in return. And we’ll do that not with good words, but by delivering on our commitments — not just in jobs and economic opportunity — but in every area.
By ensuring that the coral reef and the marine environment is protected.

By protecting the rare indigenous species of New Caledonia through careful propagation and mine reclamation.
By respecting and upholding local culture and traditions in everything that we do.
We plan to be in New Caledonia for 100 years or more — and we will build our relationships in the community with that in mind.
Speaking of being there for the long-term — this year marks an important milestone in a very different part of Inco’s world.
2006 is the 50th anniversary of the nickel discovery that led to the creation of our Manitoba operations, and the birth of the city of Thompson — which has since grown to become the third largest city in the province of Manitoba.
They have a great history to celebrate.
The best part is, they keep right on going.
Last year our Manitoba operations announced plans to go ahead with the development of the first phase of our 1-D Lower deposit in Thompson.
I-D Lower is a great opportunity to increase Inco-sourced production from our existing operations.
It’s also an important step towards extending the productive life of our Manitoba operations, and maintaining them as a vibrant part of Inco’s world.
We’re also looking towards the future in Sudbury, where Inco is still going strong after more than 103 years.
As I mentioned earlier, our strategy is to increase nickel throughput at our Sudbury operations. In turn, this is driving increased exploration and mine development.
We’ll make a decision this year on developing the Totten Mine, which has a high platinum group metal component in addition to nickel.
We’ll advance the feasibility study of Kelly Lake, and the deep deposits of the Copper Cliff offset — including Copper Cliff North and South mines.
And we’ll continue to explore in the local area — because we still think it’s one of the likeliest places to find a new mine!
Now let’s turn to environmental performance — another area where we’re delivering on our commitments.
We’ve talked about minimizing our environmental footprint at our growth projects.
Let me mention two other examples from our existing operations.
For the past few years we’ve talked about our $115 million Cdn. new fluid bed roaster project in Sudbury and how it will significantly reduce our SO2 emissions and also reduce our metals emissions.
This year, we’re delivering on our promise.
We’ll commission our fluid bed roaster project in Sudbury starting this quarter and we hope to have it functional by mid-year.

Once functional, it will reduce our emissions to 34 per cent below the current cap for SO2 emissions in Ontario, and below the new limits that come into effect in 2007.
And we’re already taking the first step in our next phase of SO2 reduction. This year, we’ll get an added boost from a new $40 million US converter upgrade that will cut SO2 emissions at our Sudbury smelter even further, while improving our processing rates.
At PT Inco, last year we successfully commissioned a gas cleaning system and baghouse filter on smelter furnace number three to reduce our dust emissions as part of a $60-million US program.
The results have been impressive. The new system has not only brought our dust emissions well below the required limit, but has helped to increase our nickel production by reducing losses of nickel to the environment and improving furnace performance.
Based on this success, we’re taking the same approach to control dust from the other three PT Inco furnaces on an accelerated basis, with a plan to having installations on all four furnaces completed in 2007.
If Inco looks good today, the future looks even better.
We’re delivering record production from our operations.
We’re leading the nickel industry in growth with our new projects at Voisey’s Bay and Goro and expansions in Indonesia and Canada.
And we have the best nickel reserve and resource base in the world — giving us a lot of options to keep on expanding in the years to come.
Thank you.
Now Scott will talk about our people and the New Inco.

(Scott Hand conclusion)
Thank you Peter.
A great company is defined by its people. And we’ve got a great team at Inco.
But these days, there’s a lot of competition for good people in our industry.
Here are a few ways we’re making sure that we have a strong team at Inco in the years ahead:
■	apprenticeship and co-op programs at our operations in Manitoba and Sudbury to develop new skilled tradespeople;

■	an innovative approach to college and university recruiting, to help us attract the best and brightest new graduates;

■	a revamped engineer-in-training program;

■	a new scholarship program to encourage more women to pursue their studies in engineering, and a career at Inco;

■	and our innovative Trailblazers program, which puts high potential employees on a fast-track course for career development.
Our people have always given Inco a competitive edge — and we fully intend to keep that edge as we grow in the years ahead.
Now so far Peter and I have talked about Inco in its current incarnation — more or less.
Needless to say, our friendly offer to acquire Falconbridge adds a very important dimension to the story.
So let me conclude by talking about the New Inco.

First I’ll update you on our transaction.
We’ve extended our offer until June 30th to allow receipt of the regulatory clearances we need from the U.S. Department of Justice and the European Commission.
Our recent meetings with these agencies have focused on the terms of the remedy that they’d require to address their competition concerns.
We’re optimistic that if a remedy is needed, we’ll be able to reach mutually acceptable agreements with both agencies.
I think I can speak for Derek Pannell and his team at Falconbridge when I say, we are eager to complete this transaction and begin the integration of our two companies.
But these processes take time, and patience.
If we have to wait a few more months to create the New Inco — a great global company that will be around for a long, long time — it’s worth the wait.
It’s not often that you can build a bigger, more diversified company with strong or leading positions in a number of metals — and at the same time, gain major efficiencies that create real value for your shareholders.
This combination of Inco and Falconbridge does both.
Which is something no one else can duplicate.
It’s also rare when an acquisition earns the widespread support that ours has.
Not just from our respective boards and management teams.
Or even from shareholders, investors and analysts, who have been enthusiastic about this combination.
But from employees and unions.
Community leaders.
And government leaders at every level.
Let me remind you why our combination of Inco and Falconbridge has created so much enthusiasm.
We will be a mining and metals powerhouse.
Number one in nickel. A large and low cost copper producer. And with good positions in zinc, platinum group metals, cobalt, and aluminum.
Our great growth prospects will get even better. We’ll have the potential to reach almost one billion pounds of nickel production by 2009. And to double our copper output by 2011.
We’ll have a huge resource base, a great project pipeline, and the financial strength to grow.
We will finally realize the great synergies available in the Sudbury Basin.
Only the combination of Inco and Falconbridge can do this.

We’re looking at annual pre-tax synergies of $350 million per year, with a net present value of $2.5 billion.
Again, only we can realize these kind of synergies — not through large-scale layoffs, but rather, through greater efficiencies, like matching the right material to the right processing facility.
For Sudbury, the New Inco means long-term development and growth.
Which is why our people and our union, the United Steelworkers, have been so supportive of this deal.
We’ll be one of the top metals and mining companies on the North American stock markets.
We will be diversified not only in our products but also in our geography — with operations on virtually every continent.
We will have a first-class management team and an enviable world-wide team of employees.
I think I can speak for Derek again when I say, we’re on the same page when it comes to the company we want to build. Our two cultures are similar and will make a great fit.
When we complete our acquisition we’ll be well prepared to execute on our integration plan. Our people are in the starting blocks and are ready to launch the New Inco.
That Inco will be a great company that will strengthen Canada’s position on the world mining scene.
But it will also be firmly rooted in the Inco of today:
■	A company that is growing in a nickel market that can’t be judged against the cycles of the past;

■	With a tremendous presence in the strongest markets, including China;

■	With the best nickel reserve and resource base in the industry;

■	With operations that stack up against the best in the industry, and are delivering record production;

■	A great new project at Voisey’s Bay that has come in ahead of schedule;

■	A great project taking shape at Goro, where we’re building a long-term future for Inco, and for the people of New Caledonia;

■	An expansion at PT Inco and new developments at Thompson and Sudbury;

■	A solid financial foundation, strong cash flow, and a healthy balance sheet;

■	A first-class team across the company and

■	A strong commitment to continuous environmental improvement and sustainability — and to making a positive impact in our communities.
In short, Inco is a company that’s delivering — for our shareholders, our customers, our employees, and the communities where we operate around the world.
And as the New Inco, I promise that we’ll deliver even more.
Peter and I have enjoyed telling you about the great future we see for your company.

And now we’d be happy to take your questions.
Forward-Looking Statements
This presentation contains forward-looking information about Inco and the combined company after completion of the purchase by Inco of all outstanding shares of Falconbridge, that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this presentation represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended Decembe r 31, 2005.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and on each of December 15, 2005, January 20, 2006 and February 27, 2006, an amendment to such Form F-8, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.